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February 5, 2008

Rule 12g3-2(b) File No. 82-01132

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Fuji Heavy Industries Ltd.
Rule 12g3-2(b) File No. 82-01132

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Fuji Heavy Industries Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A and Exhibit B attached hereto. Documents for which English versions are readily available are listed in Exhibit A. With respect to the Japanese language documents for which English language versions are not readily available, brief descriptions are set forth in Exhibit B.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/ms

Exhibit A

English Documents

#		Date Released
1.	FHI to add 2 models to the Robin EX Series general-purpose engines	December 10, 2007
2.	FHI Introduces All-New Subaru Forester	December 25, 2007
3.	Consolidated Financial Results for the 3rd Quarter of Fiscal 2008 ended December 31, 2007 as filed with the Tokyo Stock Exchange	February 4, 2008

Attachment 1

SUBARU

PRESS INFORMATION

December 10, 2007

FHI to add 2 models to the Robin EX Series general-purpose engines

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, will begin mass-producing and selling the EX40 and EX35 as the top-of-the-range models of the general-purpose overhead camshaft (OHC) engine Robin EX Series in February next year. The Series has been received well as a power source for small construction machinery or power generators, compressors and small agricultural machinery.

The EX Series has sold approximately 1.7 million units both at home and abroad to date since it hit the market in December 2001. With four models ranging in displacement from 126 cc to 265 cc available, the series has been rated highly by users because it has achieved both outstanding low-emission environmental performance and user-friendliness, such as low noise and easy start-up operation, with the traditionally reputed durability and reliability kept intact.

The EX40 and EX 35, which will be added to the Series this time, will shore up the lineup to enhance the Series' signature environmental- and user- friendliness and excellent mountability even further, while achieving the top-of-the-class output as well.

FHI operates the general-purpose engine business in its Industrial Machinery Company. Its engines have won high-level reliability of users from all over the world. Thanks to its rich lineup, they are used as power sources for a wide variety of applications from small construction and agricultural machinery, which builds social infrastructure, to recreational equipment for people's affluent lives. With these new additions, the company aims to become a global general engine manufacturer who can flexibly and promptly respond to the diverse needs of customers through enhanced product lineup.


EX40 front


EX40 rear

Features of the EX40 and EX35

1. High output

Thanks to the adoption of a cam profile exclusively for intake and exhaust and the optimization of the shape of the intake/exhaust port and the shape of the combustion chamber, the top-of-the-class-level maximum output of 10.3 kW/14.0 ps (the EX40 gross output) is achieved.

2. Environmental considerations

The EX40 and EX35 meet the Tier 3 emission standards by the California Air Resources Board (CARB) and the Environmental Protection Agency (EPA) by employing the dorm-shaped combustion chamber thanks to the OHC valve narrow-angle layout, without using a special catalyst.

Moreover, the adoption of the OHC mechanism and the correction of cooling balance achieved the minimization of the cylinder deformation, which results in less oil consumption as well as higher combustion efficiency, thereby improving fuel economy.

3. User friendliness

User friendliness is embodied in various aspects: 1) a newly developed resinous air cleaner has lowered the noise level by 2 dB* from the conventional model; 2) optimized combustion chamber design has improved ignition characteristics; 3) optimized decompression timing has achieved the top-of-the-class light recoil operation and surefire startability.

*5-meter radiating area average value when attaching a tail screen

4. Superb mountability

The adoption of an inclined cylinder has achieved a lightweight and compact design. Vibrations have been reduced by cutting down on the weight of parts and improving rotation balance to increase mountability on operating machinery. In addition, compatibility is ensured by keeping the same engine mount and center height as the current models.

Summary of specifications

Model name	EX40	EX35
Type	Air-cooled 4-cycle single cylinder OHC gasoline engine	
Displacement (cc)	404	
Gross maximum output [kW (ps)/rpm]	10.3(14.0)/3600	8.8(12.0)/3600
Constant rated output [kW (ps)/rpm]	7.0(9.5)/3600	6.3(8.5)/3600
Maximum torque [Nm (kgf-m)/rpm]	27(2.7)/2400	26(2.6)/2400
Overall length (mm)	389	
Overall width (mm)	450	
Overall height (mm)	443	
Dry weight (kg)	33	

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its AWD (all-wheel drive) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

###

Attachment 2



PRESS INFORMATION

FHI Introduces All-New Subaru Forester

Tokyo, December 25, 2007 – Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, today announced the debut of its new generation of Subaru Forester in Japan. The new Forester went on sale nationwide through Subaru dealerships today.

The third-generation Forester is a new-generation crossover SUV from Subaru, a car that meets the demands and needs of everyday driving. It has been designed around the concept of Best Package for Active Life, which blends high levels of comfort, performance, versatility, and safety to create the best and most versatile vehicle for drivers and their families to enjoy an active lifestyle.

Since its launch in February 1997 the Forester has earned accolades in Japan and overseas as a crossover SUV that combines passenger car comfort, handling and convenience with the high seating points and rugged off-road capability of an SUV.





FHI offers three new Forester models:

- 2.0X is the basic line with selected standard equipment, priced in a more affordable range, and offering outstanding fuel economy
- 2.0XS features convenience and versatility with expanded standard equipment and offers superb fuel economy
- 2.0XT is a premium model, delivering powerful driving performance while addressing environmental concerns

Major Features

1. Packaging and utility

The new Forester has realized ideal proportions that provide ample interior space and offer improved utility without substantially enlarging the body size.

- Compared to the previous model, the new Forester is 110 mm taller (excluding the roof rail) and 45 mm wider, and its wheelbase has been expanded by 90 mm, increasing interior space and improving riding comfort. On the other hand, the overall distance between the ends of the right and left door mirrors has been shortened by 10 mm through mirror position and design changes. Also, the minimum turning radius was made shorter by 0.1 meter for zippy handling.
- Off-road capability is further improved by optimization of approach and departure angles, coupled with a generous 225-mm ground clearance.[1]

1. 2.0XT only. The ground clearance on the 2.0X and 2.0XS is 215 mm.

- The double-wishbone rear suspension makes room for a deeper and wider luggage compartment. This enhances the utility of this car that already features cargo area tie-down hooks and a DC12V/120W power outlet, as well as a push button switch for folding down the rear seatbacks.
- Larger door openings, which are enabled through new sash construction, afford improved ingress and egress, and the rear doors open 75 degrees to allow for better rear seat access.
- Through the enhancement of body rigidity, less road noise reaches the interior of the car. All door openings are sealed with double-layered weather stripping placed along the door trim for the optimal pressure to tightly seal the doors and ensure a quieter ride.
- The multi-functional center console provides a spacious compartment that can accommodate an A4-size notebook PC and a purse of equivalent size. It also incorporates a removable tray that can be used to hold portable media players and cell phones. The console compartment has a sliding lid that is cushioned on top to serve as an armrest.
- A retractable rear tray with a cup holder is installed between the rear seats, further elevating rear passenger comfort. (Available on the 2.0XS and 2.0XT)

2. Design

Cosmopolitan sophistication is integrated into bolder SUV design elements, making the new Forester an SUV that is suitable to drive on business occasions.

[Exterior design]

- Streamlined, yet sculpted styling evokes images of powerful, well defined muscles carved out of stone.
- Sharply defined character lines running from the sides of headlights to the tail lights, combined with boxed front fenders and projected rear quarter panels, accentuate a more pronounced SUV profile.
- The center of the redesigned front grill is metallic gray in color, making a sharp yet elegant contrast to its chrome-plated contours.
- Headlamps are chrome-plated on the inside to project the light outward evenly. Rear lights are clustered and designed to highlight a luminous and translucent look in the rear styling.
- 17-inch aluminum-alloy wheels with distinctively sculptured spokes emphasize the vehicle's commanding presence and high quality. 16-inch aluminum-alloy wheels also feature sharp lines of spokes, expressing high quality and smartness.
- Eight exterior colors are available.

[Interior design]

- Decorative insets with a brushed aluminum–look flow from the center panel of the dashboard to the door trim, adding spaciousness and airiness in the interior and stressing sportiness in the cockpit. Rich and refined interior design is accentuated by the center panel, which combines wood and metal finishes, as well as by the door trim, embellished with metal-finish panels for window and door switches.
- The vehicle information display, which constantly shows outside temperature, average mileage and time on the digital clock, as well as a navigation screen and audio display, are placed nearer the top of the dashboard for improved visibility and functionality.
- The front seat cushions employ highly resilient urethane materials that effectively absorb vibration during a drive. In addition, newly developed seatback springs firmly support the driver's hips and back to maintain the optimal driving position.

3. Power units

[2.0-L DOHC engines on the 2.0X and 2.0XS]

Powered by regular gasoline, the 2.0-L naturally aspirated Boxer engine features better combustion efficiency, as well as eco-friendly performance and fuel economy, thanks to a newly designed DOHC cylinder head and the use of the active valve control system (AVCS).

- Fuel economy has been improved with the redesigned DOHC cylinder head, as well as through optimization of the compression ratio and reduction of the volume of the combustion chamber.
- Low-end and mid-range torque is improved, while better fuel economy and lower gas emissions are achieved, primarily through design changes in the engine that generate a stronger tumble gas flow and raise gas intake efficiency.
- The use of AVCS contributes to higher power output, while fuel economy is also achieved by improving combustion efficiency through the optimized timing of valve openings and closings.
- A design change in the cooling water channel around the spark plug further prevents engine knocking and also helps improve low-end and mid-range torque output.
- With the optimization of the diameter and length of the intake manifold, and the adoption of the equal length/constant pulsation independent exhaust system, the engine's intake and exhaust performance has been elevated.
- Two catalytic convertors have been placed in tandem. The layout enables the convertors to quickly heat up, which facilitates catalytic activation during engine startup and improves on emission reduction efficiency.
- The twin mufflers expand the muffler capacity, bringing noise levels down even lower and reducing exhaust back pressure.

[2.0-L DOHC Turbo engine]

A newly developed DOHC cylinder head is used in this engine. The intake port and the combustion chamber have been redesigned to reduce residual gasses, thus raising combustion efficiency.

- By using a resin-based intake manifold, the inner walls of the manifold are smooth and less resistant to the intake flow. The weight is also reduced by 30% compared to the earlier manifold.
- A design change in the cooling water channel around the spark plug further prevents engine knocking and also helps improve low-end and mid-range torque output.
- The injector nozzle has been redesigned to atomize fuel and finely disperse it into the combustion chamber for improved combustion. This also helps reduce harmful substances in emissions.
- Also adopted is a secondary air system that forces air into the exhaust port to burn out any gasoline remaining in it. The system helps eliminate harmful substances when the powertrain is still cool, and it promotes early activation of catalytic converters.
- The twin mufflers expand the muffler capacity, bringing noise levels down even lower and reducing exhaust back pressure.

[Drivetrain]

- An expanded ground clearance further improves the off-road capability of the vehicle. The raising of the clearance does not alter the low center of gravity that is attained by mounting the engine low in the vehicle, thereby securing outstanding vehicle stability.
- 4-speed AT models are equipped with the Sportshift gear selection. By optimizing the final gear ratio and torque convertor characteristics, as well as through reducing friction among part assemblies, driving performance and fuel economy has been improved. The N Control System on AT models automatically shifts the transmission back to neutral from driving positions after the brake pedal is depressed for some time. Gear shift operation has also been enhanced by the redesigned shift lever positions and the use of roller bearings.

(Sport shift is the trademark of Prodrive Ltd.)

- The SI-Dive (Subaru Intelligent Drive) system on the 2.0XT model offers three different modes of driving for the driver to enjoy: Intelligent; Sport; and Sport Sharp.
- Gear ratios on MT models, from the second through the five-speed, as well as the final drive gear ratio, have been modified to improve driving performance and fuel economy. Reducing friction inside the transmission also contributes to better gear shift operation on MT models.
- The Active Torque Split AWD system is mounted on AT models. MT models come with the center differential AWD system with viscous LSD (limited slip differential). Both AWD systems distribute optimal power to the wheels with the firm grip and traction, providing unrivalled vehicle stability.
- The Vehicle Dynamics Control (VDC) is standards on all models. Fed by information gathered by sensors that monitor vehicle and road conditions, the VDC coordinates the engine, transmission, and brakes in order to recover the vehicle's position should unstable movements occur on a slippery road.

4. Chassis and body construction

The new Forester was developed on the basis of a new chassis concept, the Subaru Dynamic Chassis Control Concept (Subaru DC[3]). Integrating robust body structure with finely tuned chassis elements, vehicle stability and excellent comfort are perfectly blended in the new model.

- The vehicle is equipped with a strut-type front suspension and the newly designed double-wishbone rear suspension. Its widened tread, and optimized suspension geometry settings with adjusted camber angles and toe-in alignment have made substantial improvements in road-hugging traction and riding comfort.
- A new double-wishbone rear suspension is mounted on the sub frame, which provides improved ride and handling, as well as helps to reduce road noise.
- The steering gear box construction adopts a low-hysteresis cannon mount method that further enhances linear steering movements.

- The power steering system on the 2.0X and the 2.0XS ensures smooth steering and contributes to fuel mileage through an electronic control that responds to the speed of the vehicle and steering maneuvers.
- Four-wheel disc ABS brakes come with the Brake Assist system, which detects the depressed pressure put on the brake to control braking appropriately in an emergency.
- MT models feature Incline Start Assist, which can prevent the vehicle from momentarily rolling backward when accelerating away from a stop on an incline.
- Models with 16-inch wheels use 215/65R16; models with 17-inch wheels feature 225/55R17 tires. Both are capable of balancing various vehicle elements, including stability, braking, comfort, and mileage.
- The new Forester uses an advanced form of Subaru's proprietary Ring-Shaped Reinforcement Frame Body Structure. Through streamlined body construction and the extensive use of high-tensile steel, including 590 MPa–level steel for key structural body frames, the new model has achieved high body rigidity, improved straight-line driving stability, and riding comfort. Despite its larger body and platform, compared to the predecessor, the vehicle weight increased only minimally.
- A cowl stay enhancement is used to connect front side frame and A pillar, improving rigidity in the front of the car and increasing vehicle stability at high speeds and during lane changes.

5. Safety

The new Forester, with its advanced frame construction, has realized high levels of safety and crash-worthiness through effectively absorbing and dispersing crash impact in frontal, side-, or rear-impact crashes.

- By enhancing impact absorption in the front bumper and incorporating structural changes to the hood, the new Forester addresses safety features for pedestrians and other vehicles in collisions.
- A pressurized spray washer nozzle effectively sprays washer liquid as the vehicle drives at high speeds, and the wiper blade covers a wider windshield area, ensuring better frontal visibility in heavy rain.
- Front seats are equipped with 3-point seatbelts with pre-tensioners and force limiters; and rear seats are equipped with 3-point seatbelts and headrests.
- Dual SRS (supplemental restraint system) air bags are standard on all models. SRS side air bags and curtain air bags are manufacturer's options.
- To reduce the risk of whiplash injuries in a rear collision, all pillar trim adopts impact-absorbing structures, and the seatbacks employ new impact-absorbing designs.
- A collapsible brake pedal is available on all models to reduce the risk of foot injuries in frontal collisions

- An anti-theft alarm device is installed that activates the horn and hazard lamps, when a door is unlawfully opened.
- An immobilizer is standard equipment on the 2.0XT and is available as a manufacturer's option on the 2.0XS.

6. Environmental considerations

- The 2.0-L DOHC naturally aspired engine meets the standards of Japan's Ministry of Land, Infrastructure and Transport, which call for an additional 75% reduction in emissions from the levels of the 2005 exhaust emission regulations. The 2.0-L DOHC turbo engine has achieved an additional 50% reduction in emissions from the 2005 levels.
- The fuel efficiency of Forester 2.0XS AT models (>1,520 kg in weight) with a 2.0-L non-turbo engine is at least 20% better than the level called for by Japan's 2010 standards. The 2.0XT (>1,520 kg) with a 2.0-L turbo engine also achieved fuel efficiency levels that are 10% better than the 2010 standards. These vehicles qualify for incentives under Japan's Green Taxation System.[2]

  2. Green Taxation gives tax breaks to consumers when they buy fuel-efficient, low-emission vehicles.

- The Forester utilizes interior materials and adhesives that release much smaller amounts of VOCs (volatile organic compounds). Such VOCs as formaldehyde and toluene, which are believed to cause irritation in the nose and throat, have been largely reduced. VOCs in paints have also been substantially cut down.
- 2.0X and 2.0XS AT models come with the Info-Eco mode, and the Info-Eco Indicator on the instrumentation lights up when running on low fuel consumption, encouraging mileage-conscious driving. The SI-Drive Intelligent mode on the 2.0XT model includes the Info-Eco Indicator.

7. Comfort and convenience

[Air conditioning]

- Despite increasing its maximum air output over the prior model's level, the AC unit is quieter with lowered airflow and operating noise through the adoption of a sub-cooling type condenser that allows efficient use of the compressor and refrigerant and reduces air resistance inside the unit. The new AC unit is designed to consume less energy, contributing to better fuel economy.

[Audio and navigation systems]

1) An audio system that combines a CD player and an AM/FM tuner (compatible with MP3 and WMA formats) is standard on the 2.0XS and 2.0XT. It features not only improved audio quality and fine-tuning to meet acoustic conditions, but it also includes a function that cancels vibration and echo from the doors. In addition, it also comes with an automatic audio volume control that adjusts the volume to a comfortable level set by the driver, and which automatically changes its output at different speeds. An auxiliary outlet is a standard feature on the center console for easy connection of portable media players and mobile devices.
2) An HDD navigation system with audio capability (compatible with Subaru G-Book Alpha telematics service) is optional on all models except on the 2.0X.

   Navigation system

   - With its optimized software and large-capacity HDD of 40 GB, the system processes 3D screen scroll and directional information searching much faster and more easily than did earlier systems.
   - The system features a 7-inch VGA LC screen with LED backlighting, allowing clear and detailed images.

   Audio system

   - The system has adopted Audyssey MultEQ[3] technology that corrects in-car sound distortion and offers the best sound quality in any seat.
   - The woofer 7-speaker system provides dynamic sounds, as well as features fine-tuning capabilities by reducing noise and distortion to a minimum in order to replay music and sound that is closer to their original recordings.

   3. Audyssey MultEQ is the trademark of Audyssey Laboratories, Inc.

   Others

   - In addition to playing CDs and DVDs, the system is compatible with DVD±R/RW and CR-R/RW, as well as MP3 and WMA. An auxiliary outlet is a standard feature on the center console for easy connection of such portable devices as digital audio and media players and video camera.

[PLATINUM Selection]

The Forester PLATIMUN Selection package is a manufacturer's option and features a lighter sliver-color interior finish.

The package also includes a larger sunroof, UV-cut and Infrared-cut glass (front and sunroof), and an air conditioner with an anti-allergen filter.

[Others]

- Gas-dumper hood supports are standard on all models.
- A keyless entry system with a push-start button is a manufacturer's option.
- HID headlights come with retractable headlight washers.

- A driver's seat lifter, tilt adjustable steering column, and telescopic steering are standard on the 2.0XS and 2.0XT.
- Front seats fully recline flat (when headrests are removed).
- 60/40 split fold down rear seatback with reclining feature
- Durable, water repellent, double-stitched fabrics (available on jet-black interior versions of the 2.0XS and 2.0XT)
- A 12-volt power outlet available on all models; and an auxiliary outlet on the 2.0XS and 2.0XT

<u>Sales target for the new Forester in Japan</u>

2,000 units per month

About Fuji Heavy Industries Ltd.

Fuji Heavy Industries Ltd. (FHI), the maker of Subaru automobiles, is a leading manufacturer in Japan with a long history of technological innovations that dates back to its origin as an aircraft company. While the automotive business is a main business pillar, FHI's Aerospace, Industrial Products and Eco Technologies divisions offer a diverse range of products from general-purpose engines, power generators, and sanitation trucks to small airplanes, crucial components for passenger aircrafts, and wind-powered electricity generating systems. Recognized internationally for its All-Wheel Drive (AWD) technology and Horizontally-Opposed engines in Subaru, FHI is also spearheading the development of environmentally friendly products and is committed to contributing to global environmental preservation.

Attachment 3

FY2008 3rd Quarter Consolidated Financial Results


FASF
MEMBERSHIP

For the Nine Months Ended December 31, 2007

February 4, 2008

Company Name	:	**Fuji Heavy Industries Ltd.** (Tokyo Stock Exchange First Section, Code No.7270)
URL	:	http://www.fhi.co.jp/english/ir/
Representative	:	Ikuo Mori, President and CEO
Contact for Inquiries	:	Kazuto Sakamoto, General Manager of Administration Department Phone +81-3-3347-2005

1. Performance in the 3rd Quarter of FY 2008 (from April 1, 2007 to December 31, 2007)

Note that all amounts have been rounded off to the nearest million yen, unless otherwise specified

(1) Consolidated Results of Operations

(Unit: Millions of yen, except for per share figures)

	Net sales		Operating income		Ordinary income		Net income	
3rd Quarter of FY 2008	1,105,309	4.4 %	36,613	2.4 %	32,712	8.4 %	17,877	(27.5%)
3rd Quarter of FY 2007	1,058,733	1.9 %	35,753	(4.8 %)	30,188	(3.2 %)	24,669	92.5 %
FY 2007	1,494,817	-	47,906	-	42,215	-	31,899	-

Note: Percentage figures in the net sales, operating income, ordinary income and net income columns represent changes from prior 3rd quarter period.

	Net income per share, basic (Yen)	Net income per share, diluted (Yen)
3rd Quarter of FY 2008	24.89	-
3rd Quarter of FY 2007	34.40	34.38
FY 2007	44.46	44.44

(2) Consolidated Financial Position

(Unit: Millions of yen, except for per share figures)

	Total assets	Net assets	Shareholders' equity to total assets	Net assets per share (Yen)
3rd Quarter of FY 2008	1,277,216	501,080	39.2 %	696.30
FY 2007	1,316,041	495,703	37.5 %	687.81

2. Dividends

(unit: Yen)

	Cash dividends per share		
	Semi-annual	Year-end	Annual
FY 2007	4.50	4.50	9.00
FY 2008	4.50		9.00
FY 2008 (Forecast)		4.50	

3. Forecast of Consolidated Results for FY 2008 (from April 1, 2007 to March 31, 2008)

There is no change in the earnings forecast released on October 31, 2007.

4. Other

(1) Changes in significant subsidiaries during the 3rd Quarter of FY 2008 : No
(Changes in subsidiaries resulting in changes in scope of consolidation)

(2) Adoption of simplified accounting practices : Yes

(3) Changes in Accounting principles, procedures and presentation etc. : Yes

Note: Please refer to page 2, "4. Other" of [Qualitative Information, Financial Statements, etc.] for more details.

The above projections are made based on available information and assumptions as of February 4, 2008, and are subject to the uncertainties of future operations. Therefore, actual results could differ materially from those anticipated.

[Qualitative Information, Financial Statements, etc.]

1. Qualitative Information on Consolidated Operating Performance

Consolidated sales for the third quarter of the fiscal year ending March 2008 were up ¥46.6 billion, or 4.4% over the same period of the previous fiscal year to ¥1,105.3 billion. Although sales in the Japanese market have been sluggish in the Automobile Division, this increase was achieved due to factors such as increased sales volume in overseas markets and foreign exchange differences with our foreign subsidiaries. Regarding the profit, in addition to the gain on currency exchange because of the weak yen, we worked to reduce the cost of materials, SG & A and other expenses. So we were able to cover the decreased sales volume and mix in the Automobile Division. Operating income was up ¥0.9 billion, or 2.4% over the same period of the previous fiscal year to ¥36.6 billion, and an ordinary income was up ¥2.5 billion, or 8.4% over the same period of the previous fiscal year to ¥32.7 billion. However, net income was down ¥6.8 billion, or 27.5% over the same period of the previous fiscal year to ¥17.9 billion due to decreased gains on sales of fixed assets and similar causes.

2. Qualitative Information on Consolidated Financial Position

Total assets as of the end of the third quarter of this fiscal year ending March 2008 were ¥1,277.2 billion, which was a decrease of ¥38.8 billion from the previous fiscal year.

Liabilities were down to ¥776.1 billion, which was a decrease of ¥44.2 billion from the previous fiscal year.

Net assets were ¥501.1 billion, which was an increase of ¥5.4 billion over the previous fiscal year.

3. Qualitative Information on Projection for Fiscal 2008 (From April 1, 2007 to March 31, 2008)

At the current time, the fiscal projection remains the same as presented in the FY2008 First Half Consolidated Financial Results (October. 31, 2007).

4. Other

(1) Changes in significant subsidiaries during the 3rd Quarter of FY 2008

(Changes in subsidiaries resulting in changes in scope of consolidation)

Nothing

(2) Adoption of simplified accounting practices

Income taxes are calculated using a simplified accounting method.

(3) Changes in Accounting principles, procedures and presentation etc.

In FY 2008, the Company and domestic consolidated subsidiaries changed their depreciation / amortization method for fixed assets acquired on or after April 1, 2007 to conform to the enacted revisions to the tax depreciation schedules under the Corporate Tax Law and related tax regulations. The effects of this change were to decrease operating income by ¥1,324 million, and to decrease ordinary income and income before income taxes and minority interest by ¥1,330 million each as compared to the respective amounts that would have been reported under the previous method.

In addition, during FY 2008, the Company and domestic consolidated subsidiaries started to depreciate the residual book value of fixed assets acquired on or before March 31, 2007 on a straight-line basis over a 5-year period commencing in the year following a year in which those assets have reached their depreciation limit under the previous depreciation / amortization method. This change resulted in a decrease in operating income of ¥1,742 million, and a decrease in both ordinary income and income before income taxes and minority interest of ¥1,781 million, as compared to the respective amounts that would have been reported had the change not been implemented.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Unit: millions of yen)

	FY 2007 (as of March 31, 2007)	3rd Quarter of FY 2008 (as of December 31, 2007)	Changes Increase / (Decrease)	
	Amount	Amount	Amount	%
[ASSETS]				
I Current assets				
Cash and time deposits	52,406	47,548	(4,858)	
Notes and accounts receivable, trade	99,290	82,433	(16,857)	
Marketable securities	32,017	18,690	(13,327)	
Inventories	224,919	253,288	28,369	
Deferred tax assets	27,072	22,646	(4,426)	
Short-term loans	101,184	99,433	(1,751)	
Other	59,501	56,065	(3,436)	
Allowance for doubtful accounts	(1,713)	(1,499)	214	
Total current assets	594,676	578,604	(16,072)	(2.7)
II Fixed assets				
1. Property, plant and equipment, net				
Buildings and structures	129,280	127,778	(1,502)	
Machinery and vehicles	122,828	126,979	4,151	
Land	174,835	179,690	4,855	
Construction in progress	18,335	7,819	(10,516)	
Leased assets	59,896	53,216	(6,680)	
Other	45,410	37,085	(8,325)	
Total property, plant and equipment, net	550,584	532,567	(18,017)	(3.3)
2. Intangible assets				
Goodwill	19,092	18,847	(245)	
Other	16,100	13,600	(2,500)	
Total intangible assets	35,192	32,447	(2,745)	(7.8)
3. Investments and other assets				
Investment securities	85,819	80,740	(5,079)	
Long-term loans	3,696	3,910	214	
Deferred tax assets	20,825	21,919	1,094	
Other	28,472	30,167	1,695	
Allowance for doubtful accounts	(3,223)	(3,138)	85	
Total investments and other assets	135,589	133,598	(1,991)	(1.5)
Total fixed assets	721,365	698,612	(22,753)	(3.2)
Total assets	1,316,041	1,277,216	(38,825)	(3.0)

(Unit: Millions of yen)

	FY 2007 (as of March 31, 2007)	3rd Quarter of FY 2008 (as of December 31, 2007)	Changes Increase / (Decrease)	
	Amount	Amount	Amount	%
[LIABILITIES AND NET ASSETS]				
I Current liabilities				
Notes and accounts payable, trade	190,394	181,879	(8,515)	
Short-term borrowings	172,454	177,836	5,382	
Commercial paper	11,000	20,000	9,000	
Current portion of bonds	10,000	30,000	20,000	
Accrued income taxes	4,572	5,282	710	
Accrued expenses	55,789	50,645	(5,144)	
Accrued bonus	15,247	7,777	(7,470)	
Accrued warranty claims	23,934	23,321	(613)	
Other	80,277	71,065	(9,212)	
Total current liabilities	**563,667**	**567,805**	**4,138**	**0.7**
II Long-term liabilities				
Bonds	90,000	60,000	(30,000)	
Long-term debts	60,400	43,788	(16,612)	
Deferred tax liabilities on revaluation of land	703	-	(703)	
Accrued pension and severance benefits	45,516	44,260	(1,256)	
Accrued directors' severance and retirement benefits	987	729	(258)	
Provision for losses on guarantees	745	745	-	
Negative goodwill	821	-	(821)	
Other	57,499	58,809	1,310	
Total long-term liabilities	**256,671**	**208,331**	**(48,340)**	**(18.8)**
Total liabilities	**820,338**	**776,136**	**(44,202)**	**(5.4)**
[NET ASSETS]				
I Shareholders' capital				
Common stock	153,795	153,795	-	
Capital surplus	160,104	160,099	(5)	
Retained earnings	214,831	226,623	11,792	
Less-treasury stock, at cost	(40,511)	(40,529)	(18)	
Total shareholders' capital	**488,219**	**499,988**	**11,769**	**2.4**
II Valuation, translation, and other adjustments				
Net unrealized holding gains on securities	22,182	20,346	(1,836)	
Revaluation reserve for land	290	-	(290)	
Foreign currency translation adjustments	(16,687)	(20,256)	(3,569)	
Total valuation, translation, and other adjustments	**5,785**	**90**	**(5,695)**	**(98.4)**
III Minority interest in consolidated subsidiaries	**1,699**	**1,002**	**(697)**	**(41.0)**
Total net assets	**495,703**	**501,080**	**5,377**	**1.1**
Total liabilities and net assets	**1,316,041**	**1,277,216**	**(38,825)**	**(3.0)**

(2) Consolidated Statements of Income

(Unit: Millions of yen)

	3rd Quarter of FY 2007 (ended December 31, 2006)	3rd Quarter of FY 2008 (ended December 31, 2007)	Changes Increase / (Decrease)		Fiscal 2007 (ended March 31, 2007)
	Amount	Amount	Amount	%	Amount
I Net sales	1,058,733	1,105,309	46,576	4.4	1,494,817
II Cost of sales	796,228	844,586	48,358	6.1	1,142,674
Gross profit	262,505	260,723	(1,782)	(0.7)	352,143
III Selling, general and administrative expenses	226,752	224,110	(2,642)	(1.2)	304,237
Operating income	**35,753**	**36,613**	**860**	**2.4**	**47,906**
IV Non-operating income					
Interest and dividend income	2,581	4,053	1,472		3,864
Amortization of negative goodwill	1,631	-	(1,631)		2,175
Gain on revaluation of derivatives	-	85	85		4,268
Equity income from affiliated companies	1,393	412	(981)		1,549
Other	4,003	2,847	(1,156)		5,949
Total non-operating income	9,608	7,397	(2,211)	(23.0)	17,805
V Non-operating expenses					
Interest expenses	2,994	3,086	92		4,017
Foreign exchange losses	-	4,144	4,144		11,906
Loss on revaluation of derivatives	99	399	300		72
Other	12,080	3,669	(8,411)		7,501
Total non-operating expenses	15,173	11,298	(3,875)	(25.5)	23,496
Ordinary income	**30,188**	**32,712**	**2,524**	**8.4**	**42,215**
VI Extraordinary gains					
Gain on sale of property, plant and equipment	6,492	1,115	(5,377)		6,673
Gain on sale of securities	8	1,433	1,425		58
Prior period adjustment	1,451	1,557	106		1,451
Gain on sale of loans receivable	-	280	280		-
Gain on transfer of the substitutional portion of the employees' pension fund	2,423	-	(2,423)		2,423
Other	154	163	9		104
Total extraordinary gains	10,528	4,548	(5,980)	(56.8)	10,709
VII Extraordinary losses					
Loss on sale and disposal of property, plant and equipment	3,306	3,087	(219)		4,774
Loss on sale of securities	-	-	-		18
Loss on devaluation of securities	290	-	(290)		335
Impairment loss on property, plant and equipment	108	1,593	1,485		550
Allowance for losses on guarantees	-	-	-		745
Loss on liquidation of affiliated companies	914	-	(914)		913
Other	19	6	(13)		-
Total extraordinary losses	4,637	4,686	49	1.1	7,335
Income before income taxes and minority interest	36,079	32,574	(3,505)	(9.7)	45,589
Tax expense	11,259	14,696	3,437	30.5	13,642
Minority interest in income of consolidated subsidiaries	(151)	(1)	(150)	(99.3)	(48)
Net income	**24,669**	**17,877**	**(6,792)**	**(27.5)**	**31,899**

Note: "Gain on revaluation of derivatives" included in "Other" non-operating income of 4,003 million yen in 3rd Quarter of FY 2007 is 947 million yen.
"Foreign exchange loss" included in "Other" non-operating expenses of 12,080 million yen in 3rd Quarter of FY 2007 are 7,676 million yen.

(3) Segment Information

[Information by business segment information]

3rd Quarter of FY2008 (from April 1, 2007 to December 31, 2007) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customers	1,004,358	30,646	62,616	7,689	1,105,309	-	1,105,309
(2) Inter-segment	2,147	11	1	4,880	7,039	(7,039)	-
Total sales	1,006,505	30,657	62,617	12,569	1,112,348	(7,039)	1,105,309
Operating cost and expense	977,879	29,910	57,882	11,858	1,077,529	(8,833)	1,068,696
Operating income	28,626	747	4,735	711	34,819	1,794	36,613

3rd Quarter of FY2007 (from April 1, 2006 to December 31, 2006) (Unit: Millions of yen)

	Automobiles	Industrial products	Aerospace	Other	Total	Elimination and corporate	Consolidated total
Net sales							
(1) Outside customers	945,930	38,261	65,548	8,994	1,058,733	-	1,058,733
(2) Inter-segment	2,255	16	13	1,851	4,135	(4,135)	-
Total sales	948,185	38,277	65,561	10,845	1,062,868	(4,135)	1,058,733
Operating cost and expense	920,366	36,653	61,420	9,078	1,027,517	(4,537)	1,022,980
Operating income	27,819	1,624	4,141	1,767	35,351	402	35,753

[Information by Geographical segment]

3rd Quarter of FY2008 (from April 1, 2007 to December 31, 2007) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customers	618,863	447,078	39,368	1,105,309	-	1,105,309
(2) Inter-segment	199,605	14,049	342	213,996	(213,996)	-
Total sales	818,468	461,127	39,710	1,319,305	(213,996)	1,105,309
Operating cost and expense	793,274	455,129	38,634	1,287,037	(218,341)	1,068,696
Operating income	25,194	5,998	1,076	32,268	4,345	36,613

3rd Quarter of FY2007 (from April 1, 2006 to December 31, 2006) (Unit: Millions of yen)

	Japan	North America	Other	Total	Elimination and corporate	Consolidated total
Net sales						
(1) Outside customers	638,653	397,494	22,586	1,058,733	-	1,058,733
(2) Inter-segment	187,601	6,607	205	194,413	(194,413)	-
Total sales	826,254	404,101	22,791	1,253,146	(194,413)	1,058,733
Operating cost and expense	799,119	400,166	22,110	1,221,395	(198,415)	1,022,980
Operating income	27,135	3,935	681	31,751	4,002	35,753

[Overseas net sales]

3rd Quarter of FY2008 (from April 1, 2007 to December 31, 2007)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	483,350	125,485	127,071	735,906
Consolidated net sales				1,105,309
Percentage of overseas net sales over consolidated sales	43.7 %	11.4 %	11.5 %	66.6%

3rd Quarter of FY2007 (from April 1, 2006 to December 31, 2006)

(Unit: Millions of yen)

	North America	Europe	Other	Total
Overseas net sales	428,988	106,998	105,076	641,062
Consolidated net sales				1,058,733
Percentage of overseas net sales over consolidated sales	40.5%	10.1%	9.9 %	60.5 %



<Reference for the 3rd Quarter of FY2008(Apr. 2007 to Dec. 2007) Consolidated Financial Results>

(Feb. 4, 2008)

Fuji Heavy Industries Ltd.

(In 100 millions of yen) (in thousands of units)	RESULTS 3rd Quarter of FY2007 Apr. 2006 to Dec. 2006	RESULTS 3rd Quarter of FY2008 Apr. 2007 to Dec. 2007		RESULTS FY2007 Apr. 2006 to Mar. 2007	FORECAST FY2008 Apr. 2007 to Mar. 2008	
Net Sales	10,587	11,053	4.4 %	14,948	15,600	4.4 %
Domestic	4,177	3,694	(11.6) %	5,762	5,300	(8.0) %
Overseas	6,411	7,359	14.8 %	9,186	10,300	12.1 %
Margin Percentage	3.4%	3.3%		3.2%	2.6%	
Operating Income	358	366	2.4 %	479	400	(16.5) %
Margin Percentage	2.9%	3.0%		2.8%	2.2%	
Ordinary Income	302	327	8.4 %	422	350	(17.1) %
Margin Percentage	2.3%	1.6%		2.1%	1.1%	
Net Income	247	179	(27.5) %	319	170	(46.7) %
Factors of Change in Operating Income		Gain factors Foreign exchange 65 Reduction in cost 55 Decrease of expenses and others 54 Loss factors Decrease in sales mix 155 Increases in R&D expenses 10			Gain factors Reduction in cost 63 Decrease of expenses and others 6 Loss factors Decrease in sales mix 101 Increases in R&D expenses 43 Foreign exchange 4	
Foreign Exchange Rate YEN/US$	116	118		117	115	
Capital investment	374	405		596	600	
Depreciation and amortization	437	478		589	640	
R&D Expenses	373	384		507	550	
Interest bearing debt	3,721	3,316		3,439	3,290	
Performance of operation		Net Sales to increase Net Income to decrease Best Net Sales			Net Sales to increase Net Income to decrease Best Net Sales	
Domestic Sales	160	144	(10.1) %	227	204	(10.3) %
Passenger Cars	56	51	(8.7) %	81	78	(3.4) %
Minicars	104	93	(10.8) %	146	125	(14.1) %
Export	246	273	10.9 %	351	389	10.8 %
North America	141	149	6.1 %	207	215	4.2 %
Europe	52	58	11.0 %	71	85	18.6 %
Other	53	65	23.3 %	73	89	21.9 %
Units Total	406	417	2.6 %	578	593	2.5 %

* Figures of Total Sales are the sum of retail sales units of the Japanese subsidiary dealers, wholesale units of the overseas subsidiary distributors, and wholesale units of FHI to other distributors/dealers.

* Exchange rate is the non-consolidated base of Fuji Heavy Industries Ltd..

Exhibit B

Summaries in English

No English versions or translations are available for the documents listed below, therefore, we have prepared English summaries to these Japanese language documents as follows:

1 Japanese Press Release on November 30, 2007: Fuji Heavy Industries Ltd. received 4 times as many orders as monthly sales target of 450 units for All-New Subaru Impreza WRX STI within approximately 1 month from its introduction

2 Vehicle Recall Information posted on company's website on November 21, 2007 (http://www.fhi.co.jp/recall/index.html): Fuji Heavy Industries Ltd. reported a recall of "Fuji Mighty" sanitation truck, due to a defect in direction indicator system, to the Ministry of Land, Infrastructure and Transportation on November 20, 2007

3 Interim Business Report for the six months ended September 30, 2007 as provided to shareholders on November 29, 2007, which includes:

A. Message to shareholders from CEO
B. Business overview & business results
C. Business report for each business segment
D. Consolidated balance sheets
E. Consolidated statements of income
F. Consolidated statements of cash flow
G. Company news
H. Activity report
I. Information of our factory tour for shareholders
J. Non-consolidated balance sheets
K. Non-consolidated statements of income
L. Interim Divided information
M. Share information
N. Directors and corporate auditors

4 Semi-annual Securities Report for the six months ended September 30, 2007 as filed with the Kanto Local Finance Bureaus on December 17, 2007, which includes:

・Corporate information

A. Corporate overview

1. Five-year history of changes in major business indices
2. Overview of business
3. Affiliated companies
4. Employee information

B. Business
  1. Discussion of business results
  2. Production, orders and sales
  3. Management issues
  4. Material contracts
  5. Research and development

C. Capital assets
  1. Important capital assets
  2. Plans for new construction projects and disposition of facilities

D. Company information
  1. Share information
    a. Total number of shares
    b. Stock acquisition rights
    c. Shareholders rights plan
    d. Number of shares outstanding, changes in capital stock
    e. Major shareholders
    f. Voting rights
  2. Changes in share price
  3. Directors and corporate auditors

E. Interim Financial Information and Independent Auditor's Report
  1. Interim Consolidated Financial Statements
    a. Interim Consolidated Financial Statements
    b. Others
  2. Interim Non-consolidated Financial Statements
    a. Interim Non-consolidated Financial Statements
    b. Others

F. Reference Materials

- Information of Guaranty Company and Others (including Independent Auditor's Report)

END

5 Japanese Press Release on December 25, 2007: A description of Subaru's activities on technologies related to the environment and safety

6 Japanese Press Release on January 29, 2008: Fuji Heavy Industries Ltd. received more than 2 times as many orders as monthly sales target of 2,000 units for All-New Subaru Forester within approximately 1 month from its introduction